Exhibit 99.1

Babylon, one of the world’s fastest-growing digital healthcare companies, to begin trading on the New York Stock Exchange under the ticker BBLN

PALO ALTO, CA & LONDON, UK — 21 October 2021— Babylon Holdings Limited (“Babylon”), one of the world’s fastest-growing digital healthcare companies, today announced that it has completed its business combination with Alkuri Global Acquisition Corp. (NASDAQ: KURI, KURIU and KURIW) (“Alkuri”), a special purpose acquisition company. The transaction was approved on October 20, 2021 by Alkuri’s shareholders. Babylon’s Class A ordinary shares and its warrants will begin trading on the New York Stock Exchange (“NYSE”) on October 22, 2021 under the new ticker symbols “BBLN” and “BBLN.W”, respectively.

“We founded Babylon on a fundamental belief, that it is possible to make quality healthcare accessible and affordable for every person on Earth. As we start the next part of our journey as a public company, we believe we are only just getting started as we look to re-engineer every touch point in the healthcare continuum.”, said Ali Parsa, CEO and founder of Babylon. “Since our inception, we have driven significant returns for our shareholders, and we believe if we continue to deliver on our mission as we have so far, we will continue to create extraordinary value for our shareholders, but more importantly, we plan to do so by creating an even more extraordinary value proposition for our patients and partners. ”

As Babylon prepared to move into the public markets, Ali Parsa, in a detailed letter to shareholders, further laid out Babylon’s strategic vision and the substantial momentum it has seen, as it looks to overhaul the global healthcare sector.

The company is going public in the wake of seeing rapid progress across all of its business segments, making it one of the fastest growing digital health companies going public this year. Below are some key highlights:

-	Babylon is demonstrating real growth and momentum:

-	Year over year H1 2021 revenue growth was 472%, on the wake of 394% growth from 2020 to 2021.

-	Babylon is contracted to serve over 24 million people in 16 countries, with over 15 languages. In 2020, we helped one patient every 5 seconds, with approximately 6 million interactions.

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In H2 of 2021 so far, the company has contracted to more than double its covered value based lives, by adding c.135k lives as at the contract date, through its expansion to additional US states, Georgia and Mississippi, and growth across California.

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Through a combination of its value-based care model, Babylon 360 and its work in primary care, Babylon will be managing c. 350k capitated budget lives globally, including 105k NHS GP at Hand lives, by the start of 2022.

-	Increased our estimated contracted revenue to over $60m per month from launch.

-	Babylon puts patient service and high quality of care front and centre:

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Over 90% of Babylon’s members report being very satisfied with our service across all of our geographies, irrespective of their socio-economic background or demographics and we have more than 95% user retention rate.

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Ratings of our clinical quality outcomes have been equally high in every one of our markets. For example: in the UK we have been rated as “Outstanding” in the ‘well-led’ domain by the Care Quality Commission, where we also scored 96% in the NHS Quality Outcome Framework[1].

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A peer reviewed paper, based on independent NHS data, showed we delivered up to 35% of acute care cost savings for our members compared to other similar cohorts, and in the US, our data shows we avoided around 34% of ER/Urgent care visits for our cohort.[2]

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Our unit costs of care are falling in every one of our markets too. For example: in Rwanda there has been a 55%[3] reduction in the unit cost of our consultation, while in the UK, our unit cost of delivery of primary care per person dropped by 33% in 2 years[4].

-	Babylon is driving real change through the combination of technology and clinical quality

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Created a world class data infrastructure to deliver a holistic single view of each individual’s health graph and platformized our artificial intelligence capabilities to enable them to be quickly embedded across our products.

-	We have already integrated over 100 data sources resulting in access to 80 billion data points fueling our AI efforts.

-	Our total technology costs only increased by 22% while our revenue increased by 472% for the six month period that ended June 30, 2021.

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Our total technology costs declined as a percentage of revenue from 200% for the six month period ended June 30, 2020 to 43% for the six month period that ended June 30, 2021, and is expected to further decline to below 15% of revenue for the year ended December 31, 2022.

-	48% of all our member interactions are done through our technology platform with no human involvement.

-	In our longest standing market in the UK, 84% of all our primary consultations are now entirely virtual.

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In peer-reviewed research published in Frontiers in Artificial Intelligence, our technology, under selective test conditions achieved 80.0% average recall and 44.4% average precision, compared to doctors who took the same test and achieved, on average, 83.9% and 43.6%, respectively.

[1]	Quality and Outcomes Framework, 2019-20. Scores across segments totalled 536.6 points out of 559 points, or 96%
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Based on Babylon survey of patients who had a consultation as part of a specific health plan that has Alternative Health Choice (AHC) surveys as part of consultation booking flow. Data from January 2020—February 2021.

[3]	Between 2019 and 2021
[4]	Data from 2019 to 2021

“Babylon is one of the most exciting stories in healthcare and technology, and we’re pleased to help them on what we believe will be a truly difference-making path as a public company,” said Alkuri CEO Rich Williams. “Babylon is not only well positioned to transform the $10 trillion global healthcare sector, they have the vision and potential to be the winner in it. They already have incredible momentum, but Ali and team have just scratched the surface of what’s possible when the patient is at the forefront of care.”

Transaction Summary

As a result of the business combination, and the Sustainability-Linked Notes transaction with AlbaCore, Babylon received proceeds of approximately $460 million, prior to transaction expenses, which includes cash proceeds from Alkuri’s trust account and the private placement (PIPE) investors.

Babylon will continue to be led by Parsa as CEO alongside its highly experienced executive team, including Charlie Steel as Chief Financial Officer, Stacy Saal as Chief Operations Officer, Paul-Henri Ferrand as Chief Business Officer, Dr. Darshak Sanghavi as Chief Medical Officer, Steve Davis as Chief Technology Officer and Yon Nuta as Chief Product Officer. In addition, the Company’s Board of Directors comprises a deep bench of global advisors with extensive backgrounds and collective, deep-rooted expertise in technology, and leading some of the world’s fastest-growing businesses.

Advisors

Ardea Partners LP served as financial advisor, Citi served as financial and capital markets advisor, and Wilson Sonsini Goodrich & Rosati, P.C., Allen & Overy LLP and Walkers (Jersey) LLP served as legal counsel to Babylon. Jefferies served as exclusive financial advisor and Winston & Strawn LLP served as legal counsel to Alkuri. Jefferies, Citi and Pareto Securities AB served as placement agents on the PIPE. Ardea Partners LP and Citi acted as placement agents on the Sustainability-Linked Notes transaction with AlbaCore, and Allen & Overy LLP served as legal counsel to Babylon.

About Babylon

Babylon is a world leading, digital-first, value-based care company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth.

Babylon is re-engineering healthcare, shifting the focus from sick care to preventative healthcare so that patients experience better health, and reduced costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare. We endeavor to support patients’ health needs, all from their devices, with the aim to promote longer and healthier lives. When sick, Babylon provides assistance to navigate the health system, connecting patients digitally to the right clinician 24/7, at no additional cost.

Founded in 2013, we have since delivered millions of clinical consultations and AI interactions, with c.2m clinical consultations and c.3.9m AI interactions in 2020 alone. We work with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals. For more information, please visit www.babylonhealth.com/us.

Forward-Looking Statements

This communication contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and expectations with respect to expected trading of Babylon on the New York Stock Exchange (the “NYSE”) and the potential timing thereof.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the risks of delays in admitting Babylon to trading on the NYSE; (b) the ability to meet the NYSE’s listing standards; (c) costs related to listing on the NYSE; (d) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (e) other risks and uncertainties identified in Babylon’s registration statement on Form F-4 (File No. 333-257694) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on September 30, 2021, with respect to Babylon’s securities to be issued in connection with the Alkuri business combination, and in other documents filed or to be filed with the SEC by Babylon and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

Kathy Kress

investors@babylonhealth.com